EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three Months Ended March 31,

(millions, except ratios)	2006	2005

Earnings
Income (loss) from continuing operations before income taxes	$667	$763
Capitalized interest	(19)	(10)
Net losses in equity method investees	(20)	10

Subtotal	628	763

Fixed charges

Interest charges	427	314
Interest factor of operating rents	159	97

Total fixed charges	586	411

Earnings, as adjusted	$1,214	$1,174

Preferred stock dividends paid	2	2
Total fixed charges	586	411

Total fixed charges and preferred stock dividends	$588	$413

Ratio of earnings to fixed charges and preferred stock dividends	2.06	2.84
Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings included income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges included interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.